SEMGROUP CORPORATION

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

August 15, 2016

Via EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-2521

Re:	Response to SEC Staff Comments, sent by a letter dated August 4, 2016, regarding:

SemGroup Corporation

Registration Statement on Form S-4

Filed July 14, 2016

File No. 333-212522

Form 10-K for Fiscal Year Ending December 31, 2015

Filed February 26, 2016

Form 8-K

Filed May 5, 2016

File No. 1-34736

Dear Mr. Schwall:

On behalf of SemGroup Corporation (the “Company”), this letter responds to your letter, dated August 4, 2016 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4, filed July 14, 2016, File No. 333-212522 (the “Registration Statement”), Form 10-K for Fiscal Year Ending December 31, 2015, filed February 26, 2016 (the “Form 10-K”) and the Form 8-K, filed May 5, 2016, File No. 1-34736 (the “Form 8-K”). Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter. We have provided under separate cover a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for your convenience, and Amendment No. 1 is being filed today by electronic submission.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

Registration Statement on Form S-4

Notice of Special Meeting

1.	Here, and in the forepart of the prospectus, you reference two proposals but we are unable to locate sections of the prospectus that specifically list those proposals. Please advise or revise.

We acknowledge the Staff’s comment and have added disclosure to page 29 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock Midstream, L.P. (“Rose Rock”), as contained in Amendment No. 1, with corresponding references added to the table of contents thereof.

Questions and Answers, page vi

2.	Provide a separate question that addresses the nature and extent of the affiliation between the officers and directors of the SemGroup Parties and Rose Rock.

We acknowledge the Staff’s comment and have added disclosure to page vii of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

The Merger, page 33

Background of the Merger, page 33

3.	Clarify the nexus between the fact that SemGroup Board had “discussed various options that could potentially complement, enhance or improve the competitive strengths and strategic position of SemGroup, with the ultimate objective of maximizing value for SemGroup investors” and the decision of SemGroup management to evaluate “several strategic options to address Rose Rock’s high cost of capital.”

We acknowledge the Staff’s comment and have added disclosure to page 35 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

4.

We note your disclosure that SemGroup’s management and board began evaluating “several strategic options to address Rose Rock’s high cost of capital and unlock value for SemGroup and its investors,” in early 2016 and that at SemGroup board meetings on February 24 and April 4, 2016 the board heard additional details about these alternatives and “their respective benefits and disadvantages.” Further, on May 30, 2016, SemGroup executives provided the board with the financial and strategic alternatives to the Merger and the primary reasons why SemGroup

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

management did not consider such alternatives feasible or advantageous. Please expand your presentation regarding these alternatives and discuss why SemGroup chose to pursue the “Simplification” with Rose Rock as opposed the other options. Describe the strategic alternatives considered and explain why they were not pursued. Summarize all material presentations.

We acknowledge the Staff’s comment and have added disclosure to pages 35 and 45 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

5.	Expand the third full paragraph to clarify whether SemGroup asked Barclays to consider strategic alternatives to the Simplification. Provide comparable information regarding the instructions given by Rose Rock to Evercore.

We acknowledge the Staff’s comment and have added disclosure to pages 35 (with respect to SemGroup and Barclays) and 37 (with respect to Rose Rock and Evercore) of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

6.	Your discussion regarding the deliberation of the Rose Rock Conflicts Committee (“RRCC”) on April 19, 2016, reveals that SemGroup’s management presented the committee with its rationale for considering the transaction with Rose Rock, the benefits to the transaction, and the alternatives to the Rose Rock transaction. We also note that the RRCC heard “reactions to alternative transactions” from its counsel and financial advisor at this meeting. Please clarify the nature of these presentations, the alternatives considered by the RRCC, the reactions of the RRCC’s advisors, and the RRCC’s rationale for recommending the Simplification.

We acknowledge the Staff’s comment and have added disclosure to page 37 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

7.	Please discuss the factors the RRCC considered in determining whether it would condition the Simplification upon a separate vote of the Rose Rock unaffiliated unitholders and the factors that led to the decision not to condition the Simplification upon such a vote.

In this regard, explain why SemGroup “would not accept a term conditioning the Merger on a separate vote of the Rose Rock Unaffiliated Unitholders.”

We acknowledge the Staff’s comment and have added disclosure to page 42 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

8.	Please state why the Rose Rock board determined that Messrs. Dunn and Gray were the most appropriate individuals to serve on the RRCC.

We acknowledge the Staff’s comment and have added disclosure to page 36 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

Unaudited Financial Projections of SemGroup and Rose Rock, page 49

9.	Clarify whether these projections assume the sale of NGL Partners LP. In this regard, we note that you refer to both the “Management Base Case Projections” and the “revised Management Base Case Projections” in “The Merger” section but appear to use those terms interchangeably. Please revise that section for clarity.

We acknowledge the Staff’s comment and have revised the disclosures on page 37 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

Opinion of Evercore – Financial Advisor to the Rose Rock Conflict Committee, page 52

General, page 73

10.	As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of Regulation M-A, please revise your disclosure to:

•	describe the method used by RRCC to select Evercore;

•	quantify the fees paid by Rose Rock to Evercore or its affiliates in connection with any material relationship that existed during the past two years and clarify the nature of the June 2015 engagement of Evercore; and,

•	state whether Rose Rock or an affiliate determined the amount of consideration to be paid or whether Evercore recommended the amount of consideration to be paid.

We acknowledge the Staff’s comments, and respectfully provide the following responses with respect to each of the three individual comments:

•	With respect to the Staff’s comment regarding the method used by RRCC to select Evercore, we have added disclosure to page 53 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

•	With respect to the Staff’s comment regarding the quantity of fees paid by Rose Rock to Evercore in the past two years and the nature of the 2015 engagement of Evercore, we have added disclosure to page 75 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

•	With respect to the Staff’s comment regarding whether Rose Rock or an affiliate determined the amount of consideration to be paid or whether Evercore recommended the amount of consideration to be paid, we have added disclosure to pages 74 and 75 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

Opinion of Barclays – Financial Advisor to SemGroup, page 76

General, page 84

11.	As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of Regulation M-A, please revise your disclosure as follows:

•	describe the method used by RRCC to select Barclays;

•	quantify the fees paid by SemGroup to Barclays or its affiliates in connection with any material relationship that existed during the past two years; and,

•	state whether SemGroup or an affiliate determined the amount of consideration to be paid or whether Barclays recommended the amount of consideration to be paid.

We acknowledge the Staff’s comments, and respectfully provide the following responses with respect to each of the three individual comments:

•	With respect to the Staff’s comment regarding the method used by SemGroup to select Barclays, we respectfully note the following disclosure on page 84 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock (which now appears on page 85 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1): “The SemGroup Board selected Barclays because of its familiarity with SemGroup and Rose Rock and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions in industries in which SemGroup and Rose Rock operate.”

•	With respect to the Staff’s comment regarding the quantity of fees paid by SemGroup to Barclays in the past two years, we have added disclosure to page 85 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

•	With respect to the Staff’s comment regarding whether SemGroup or an affiliate determined the amount of consideration to be paid or whether Barclays recommended the amount of consideration to be paid, we have added disclosure to pages 77 and 78 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

Information Regarding Forward Looking Statements, page 141

12.	We note that both SemGroup and Rose Rock make forward-looking statements in reliance on the safe harbor protections provided under the Public Securities Litigation Reform Act of 1995. However, both Sections 27A(b)(2)(E) of the Securities Act and 21E(b)(2)(E) of the Exchange Act specifically exclude the projections of the PSLRA to partnerships. Therefore, please delete any references to the safe harbor or state explicitly that the safe harbor protections the PSLRA provides do not apply to statements you make relating to such operations.

We acknowledge the Staff’s comment and have revised the disclosures on page 142 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income, page F-5

13.	We note that you currently control and consolidate Rose Rock Midstream, LP and that you will retain control subsequent to the proposed merger. Tell us how you considered the guidance per Rule 11-02(c)(2)(ii) of Regulation S-X with regards to the number of periods for which a pro forma income statement is presented.

We acknowledge the Staff’s comment and respectfully note that we have considered the guidance per Rule 11-02(c)(2)(ii) of Regulation S-X, and do not believe that it applies to the transaction contemplated by the proposed merger. Our acquisition of the outstanding ownership interest in Rose Rock is not being accounted for as an acquisition similar to a pooling of interest for which guidance is provided in Accounting Standards Codification (“ASC”) 805 Business Combinations – Related Issues — Transactions Between Entities Under Common Control. SemGroup currently consolidates Rose Rock and as such the acquisition of the outstanding interest will be accounted for in accordance with ASC 810 Consolidation — Overall — Changes in a Parent’s Ownership Interest in a Subsidiary. The assets, liabilities, results of operations and cash flows of Rose Rock are already reflected in the financial statements of SemGroup; accordingly, the transaction contemplated by the proposed merger is not similar to a pooling of interests.

Exhibits, II-7

14.	Provide the complete set of exhibits, as well as the exhibit index, required by Item 601(a) of Regulation S-K for the Form S-4. File also the form of proxy or consent you will provide to shareholders.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

We acknowledge the Staff’s comment and respectfully note that the exhibits required to be listed under Item 21 on page II-2 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1, are incorporated by reference to the Exhibit Index on page II-6 of the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1.

We further acknowledge the Staff’s comment regarding the form of proxy or consent that will be provided to shareholders, and respectfully note that Exhibits 99.3 (Form of Written Consent for Rose Rock Common Unitholders) and 99.4 (Form of Proxy Card for SemGroup Special Meeting) have been filed with the preliminary joint consent statement/proxy statement/prospectus of the Company and Rose Rock, as contained in Amendment No. 1. Except with respect to our response to comment number 15 below, we believe that the Company has now filed all exhibits required by Item 601(a) of Regulation S-K.

Exhibit 5.1

15.	The legal opinion you have filed as Exhibit 5.1 to the registration statement is a “form of opinion” rather than an actual opinion. Provide the actual signed opinion prior to requesting effectiveness. Please note we will need appropriate time to review the opinion and may have further comment.

We acknowledge the Staff’s comment and respectfully note that the signed legal opinion of Gibson, Dunn & Crutcher LLP will be contained in Exhibit 5.1 to the prospectus to be filed by the Company pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, following the effectiveness of the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2015

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments on your Form 10-K within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

How We Evaluate Our Operations, page 34

Adjusted EBITDA, page 35

16.	You state that the non-GAAP measure Adjusted EBITDA includes adjustments for selected items that you believe impact the comparability of your financial results between reporting periods. However, it appears that many of the adjustments to this non-GAAP measure relate to items that occurred in multiple periods. Item 10(e)(ii)(B) of Regulation S-K prohibits adjustments to non-GAAP performance measure that eliminate non- recurring, infrequent, or unusual items when there was a similar charge or gain within the prior two years. Please revise your disclosure accordingly. Also, refer to question of the Question 102.03 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and respectfully note that we have considered Item 10(e)(ii)(B) of Regulation S-K and Question 102.03 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, and do not believe that we have characterized any of the adjustments as non-recurring, infrequent or unusual. The majority of adjusted items are recurring, non-cash items and Question 102.03 permits such adjustments. Certain of the adjusted items, such as severance costs or costs related to the bankruptcy of our predecessor, have been recurring in nature, and management believes that it is helpful to adjust these items when they do occur to allow for comparability of results with periods for which these items did not occur or occurred to a greater or lesser degree. Certain of the adjusted items that occur in more than one period, such as defense costs, relate to a single event or transaction for which the associated costs occurred over more than one period. These items were adjusted to allow comparability with periods where these items did not occur or occurred to a greater or lesser degree, but these items have not been characterized as non-recurring, infrequent or unusual. We believe that all of the adjustments we are making are consistent with Question 102.03 and Item 10(e)(ii)(B) of Regulation S-K and, after carefully considering Question 100.01, we believe that such adjustments are not misleading. Accordingly, we do not believe that any changes to our prior disclosures are necessary.

17.	In your earnings release, you state that the items presented in reconciling Adjusted EBITDA include selected items that you believe impact the comparability of financial results between reporting periods, but do not represent all items that affect comparability. Revise the disclosure provided as part of your annual report to explain the extent to which Adjusted EBITDA reflects items that impact the comparability of your results and to describe the process through which you determine the adjustments that should be made in calculating this non-GAAP measure. Refer to Item 10(e)(i)(C) of Regulation S-K.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

We acknowledge the Staff’s comment and propose to amend the definition of Adjusted EBITDA in our future filings where we present Adjusted EBITDA to include the following:

“In addition to non-cash items, we have selected items for adjustment to EBITDA which management feels decrease the comparability of our results among periods. These items are identified as those which are generally outside of the results of day to day operations of the business. These items are not considered non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree. Historically, we have selected items such as gains on the sale of NGL units, costs related to our predecessor’s bankruptcy, significant business development related costs, significant legal settlements, severance and other similar costs. Management believes these types of items can make comparability of the results of day to day operations among periods difficult and have chosen to remove these items from our Adjusted EBITDA. We expect to adjust for similar types of items in the future. Although we present selected items that we consider in evaluating our performance, you should be aware that the items presented do not represent all items that affect comparability between the periods presented. Variations in our operating results are also caused by changes in volumes, prices, mechanical interruptions and numerous other factors. We do not adjust for these types of variances.”

Form 8-K filed May 5, 2016

18.	You disclose a non-GAAP measure in the headlines to your earnings release without also showing the comparable GAAP measures and you present a non-GAAP measure using a style of presentation that emphasizes the non-GAAP measure over the comparable GAAP measure. In addition, in your earnings release for the period ended December 31, 2015, a non-GAAP measure precedes the most directly comparable GAAP measure. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We acknowledge the Staff’s comment and will review the guidance discussed in the Staff’s comment when preparing our next earnings release.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

19.	You present the non-GAAP measure Cash Available for Dividends which is reconciled to net income. However, Cash Available for Dividends is defined in your Form 10-K as cash from operating activities plus cash distributions received from your interests in Rose Rock Midstream, LP and NGL Energy Partners LP, less cash interest expense, cash paid for income taxes, maintenance capital expenditures, and any cash reserves established by management. As Cash Available for Dividends appears to be a liquidity measure, explain why you believe it is appropriate to reconcile it to net income. Refer to Item 10(e)(i)(B) of Regulation S-K.

We acknowledge the Staff’s comment and acknowledge that Cash Available for Dividends could be viewed as a liquidity measure. In future filings, to the extent we continue to disclose this non-GAAP financial measure, we will also reconcile this measure to net cash provided by operating activities.

20.	In your earnings release, the adjustments identified to calculate Cash Available for Dividends include items such as cash income taxes, cash interest expense, and maintenance capital expenditures. However, it appears that your reconciliation includes adjustments beyond those identified in the description of this non-GAAP measure. Revise your description to identify all adjustment made to calculate Cash Available for Dividends.

We acknowledge the Staff’s comment and respectfully note that our definition of Cash Available for Dividends is meant to incorporate the definition of Adjusted EBITDA, which excludes selected non-cash and other items impacting comparability. We respectfully refer to the below definition of Cash Available for Dividends, which was set forth in the earnings release:

“Cash available for dividends is based on Adjusted EBITDA, as described above, adjusted to exclude the earnings of our subsidiary, Rose Rock Midstream, cash income taxes, cash interest expense and maintenance capital expenditures and include cash distributions received from Rose Rock Midstream.”

To clarify the definition of Cash Available for Dividends, we propose to amend the definition in future filings as follows:

“Cash available for dividends is based on Adjusted EBITDA (net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, and adjusted for non-cash and selected items that SemGroup believes impact the comparability of financial results between reporting periods), and further adjusted to exclude amounts related to our subsidiary Rose Rock Midstream and to include cash distributions received from Rose Rock Midstream and the impacts of cash income taxes, cash interest expense and maintenance capital expenditures.”

H. Roger Schwall

U.S. Securities and Exchange Commission

August 15, 2016

21.	Please tell us why Cash Available for Dividends provides useful information to investors as it does not appear that you are required to make a periodic distribution of available cash. Refer to Item 10(e)(i)(C) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully note that, although we are not required to make a periodic distribution of cash, we believe that Cash Available for Dividends provides useful information to investors as it provides additional perspective on the operating performance of our assets and the cash that our businesses are generating and our ability to sustain the level of dividends that we are paying. In accordance with Item 10(e)(i)(C) of Regulation S-K, these additional reasons will be added to our discussion of Cash Available for Dividends in future filings.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 524-8100 or Steven K. Talley of Gibson, Dunn & Crutcher LLP at (303) 298-5700.

Sincerely,

/s/ William H. Gault

William H. Gault
Secretary

cc:	Steven K. Talley, Gibson, Dunn & Crutcher LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP